

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2012

Via E-mail
S. Douglas Henderson
President
Free Flow, Inc.
9130 Edgewood Drive
La Mesa, CA 91941

> **Re:** **Free Flow, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 4, 2012**
> **File No. 333-179909**

Dear Mr. Henderson:

We have reviewed your response letter and the amendment to your registration statement, and we have the following comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

     o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

     o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please provide updated financial statements and corresponding disclosure in accordance with Rule 8-08 of Regulation S-X.

3. We note your response to comment one of our letter dated April 2, 2012, and we reissue the comment as you have not adequately dispelled our concerns. Certain disclosures in your prospectus suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company. In this regard, we note the following:

- You are a development stage company with no revenues and have received a going concern opinion from your auditor;

- You issue penny stock;

- You have nominal assets;

- You anticipate that you will need additional funding to implement your business plan, but there appear to be no efforts or current plans for obtaining this funding;

- The registration statement contains very general disclosure related to the nature of your business plan, which has not been expanded as indicated in your response to us; and

- The costs to complete the offering are greater than the proceeds you received from the recent private placement of the common stock that is the subject of the offering.

These facts suggest that you are a blank check company and thus the terms of your offering should comply with Rule 419 under the Securities Act of 1933, as amended. Please revise the registration statement accordingly, or file an amendment only after you have taken sufficient steps to advance your business plan. Please see Rule 419 and Securities Act Release No. 6932 (April 13, 1992).

4. We note your response to comment 12 of our letter dated April 2, 2012. Please address the third bullet point from that comment. Specifically, please tell us the purpose of the private placement to Garden Bay as well as the purpose of this offering. Disclose these purposes in an appropriate section of the registration statement. In this regard, we note

that the costs of the offering exceed the proceeds you received from the private placement of the shares that are the subject of this registration statement.

Calculation of Registration Fee

5. We note your response to comment five of our letter dated April 2, 2012. Please make the corresponding change in note one to the fee table.

6. Please revise the proposed maximum aggregate offering price in the fee table to reflect the revised amount to be registered.

Summary Financial Information, page 3

7. We note your response to comment seven of our letter dated April 2, 2012. It appears as though you now incorrectly state your current assets on page 3. Please revise your disclosure as appropriate.

Risk Factors, page 4

8. We note your response to comment ten of our letter dated April 2, 2012. Specifically, we note you deleted the risk factor, "We cannot predict when or if we will produce revenues, which could result in a total loss of your investment if we are unsuccessful in our business plans." Please tell us why you no longer believe this risk factor should be disclosed, or revise the prospectus to include this risk factor without referring to the receipt of proceeds from this offering, as requested in our prior comment. Additionally, as previously requested, if the success of your business is contingent upon raising additional capital, please include a separate risk factor addressing this contingency and your ability to raise additional capital.

Going concern opinion from our auditors, page 5

9. We note the going concern risk factor added on page 5 in response to comment eight of our letter dated April 2, 2012. Specifically, we note your statement, "Since almost all development stage companies receive such opinions it is the view of the Company that such an opinion will not unduly inhibit investors if they like the Company's proposed product." Please remove this statement as it inappropriately attempts to mitigate the risk factor.

We will incur ongoing costs and expenses . . . , page 6

10. We note your response to comment 13 of our letter dated April 2, 2012. Please disclose in this risk factor that the terms of any loans made by Mr. Henderson to the company will be decided at the time the loans are made.

Tax Consequences of Garden Bay International, Ltd., Distribution, page 8

11. We note your response to comment 16 of our letter dated April 2, 2012, and we reissue the comment in part. Please clarify whether you are filing an opinion on tax matters that are material to the transaction for which the registration statement is being filed pursuant to Item 601(b)(8) of Regulation S-K. We note the disclosure that the discussion of tax matters is for general information only, does not set forth the legal basis for the opinion and still references Travers, Inc. on page 8.

The Offering, page 9

12. On page 10, you state that the offering will terminate six months after the prospectus is declared effective. On the prospectus cover page, you now state that the offering will terminate 180 days after the prospectus is declared effective. Please ensure your disclosure is consistent throughout the prospectus.

Determination of Offering Price by Shareholders, page 11

13. We note your response to comment 18 of our letter dated April 2, 2012. Please clearly state in this section, if true, that the determination of the offering price by shareholders is completely arbitrary.

Selling Security Holders, page 10

14. We note your response to comment 22 of our letter dated April 2, 2012, and we reissue the comment. Please disclose the natural person or persons who have the shared voting and investment power over the shares held by Checkers Investments, Ltd., Icon Technologies, Tradewinds Investments Ltd., and Turf Holding Ltd. Additionally, please tell us whether any of these entities is a broker-dealer or an affiliate of a broker-dealer. Please refer to Question 140.02 and Section 240.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Management's Discussion and Analysis or Plan of Operation, page 14

15. We note your response to comment 24 of our letter dated April 2, 2012. Please discuss administrative expenses, professional fees, and amortization expenses you have incurred.

Liquidity and Capital Resources, page 15

16. In the second paragraph, you refer to the "year ended January 31, 2011." However, based on your financial statements and other disclosures, it appears that your fiscal year end is December 31. Please revise your disclosure as appropriate.

Corporate History, page 15

17. We note your response to comment 26 of our letter dated April 2, 2012, and we reissue the comment. Please disclose the basis for your belief that you have sufficient cash resources to operate at the present level of expenditure for the next 12 months. In your disclosure, please be sure to address the added expense of being a public company, and disclose your estimate of this amount.

18. We note your response to comment 27 of our letter dated April 2, 2012, and we reissue the comment. Please disclose in the prospectus how you expect to facilitate your business plan when you have no plans for raising additional capital.

Employees, page 17

19. We note your response to comment 28 of our letter dated April 2, 2012, and we reissue the comment. Please revise your disclosure in this section to avoid referencing "officers" and "directors" as this gives the appearance that you have more than one officer and director.

Management, page 17

20. We note your response to comment 29 of our letter dated April 2, 2012, and we reissue the comment in part. In a separately captioned section of the prospectus, please provide a complete listing of all companies with which Mr. Henderson, the major shareholders of Garden Bay, and the selling shareholders have been involved that were blank check or development stage companies whose businesses either ended up combining with other companies through reverse mergers or otherwise or simply continue as development stage companies with no revenue or efforts at business development. For instance, we note Mr. Myers' involvement with Unseen Solar, Inc.

Recent Sales of Unregistered Securities, page II-1

21. We note your response to comment 33 of our letter dated April 2, 2012. Please revise this section of the registration statement to include the disclosure of the facts that you relied upon to make the exemption under Section 4(2) available.

Exhibits, page II-2

22. We note your response to comment 34 of our letter dated April 2, 2012, and we reissue the comment. As noted in our comment above, as applicable, please include in the exhibit list an Exhibit 8 *line item* that references the tax opinion, contained in Exhibit 5.1, provided by Karen Batcher, Esq. Refer to Item 601(b)(8) of Regulation S-K.

Undertakings, page II-2

23. We note your response to comment 35 of our letter dated April 2, 2012, and we reissue the comment in part. Please include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1

24. We note your response to comment 36 of our letter dated April 2, 2012, and we reissue the comment. Please have Karen A. Batcher, Esq. also consent to the reference to her name on *page 8* of the prospectus.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Karen Batcher, Esq. (*via e-mail*)
        Synergen Law Group, APC